

Mail Stop 3561

September 11, 2009

Mr. Eric Wildstein
Regal Life Concepts, Inc.
3723 East Maffeo Road
Phoenix, AZ 89050

> **Re:** **Regal Life Concepts, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed May 28, 2009**
> **Form 10-Q for the Period Ended May 31, 2009**
> **File No. 333-134536**

Dear Mr. Wildstein:

We have reviewed your response dated September 8, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1. Please note that our previous comment letter dated August 25, 2009 requested that you provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in their filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that these requested statements were provided instead by your law firm. Please provide, in writing, these requested statements <u>from the company</u>.

<u>Amended Form 10-K for the Fiscal Year Ended February 28, 2009</u>

<u>Item 9A(T). Controls and Procedures, page 26</u>

2.   We note your added disclosure concerning management's assessment of your disclosure controls and procedures in response to comment two from our letter dated August 25, 2009. Your concluding sentence in this disclosure states that your Chief Executive Officer and Principal Accounting Officer "concluded that [y]our disclosure controls and procedures cannot be relied upon to ensure…" As indicated by Item 307 of Regulation S-K, your officers must disclose a conclusion as to the <u>effectiveness</u> of your disclosure controls and procedures, and your current disclosure does not clearly state whether your officers concluded that your disclosure controls and procedures were <u>effective</u> or <u>ineffective</u>. Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were ineffective, and confirm that in future filings you will revise your conclusion to clearly state whether disclosure controls and procedures are effective or ineffective.

<u>Amended Form 10-Q for the Period Ended May 31, 2009</u>

<u>Item 4T. Controls and Procedures, page 8</u>

3.   We note your revisions in response to comment four from our letter dated August 25, 2009, and have the following additional comments:

   •   In the last paragraph under the subheading "Evaluation and Disclosure Controls and Procedures," you state that a control system can provide only reasonable, not absolute, assurance. As indicated in Section II.F.4. of our Release 33-8238, if you wish to provide this disclosure you should modify your concluding sentence to address whether your disclosure controls and procedures are effective <u>at the reasonable assurance level</u>. Please confirm to us that in future filings you will modify your concluding sentence accordingly.

   •   Your disclosure under the subheading "Changes in Internal Controls Over Financial Reporting" states that there were no changes to the internal controls during the quarter ended December 31, 2008. Since this statement is appearing in your Form 10-Q for the quarter ended May 31, 2009, we assume that the date is incorrect and instead should read May 31, 2009. Please confirm our assumption, and confirm to us that in future filings you will ensure that this date is the date of your most recent quarter end.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

If you have any questions regarding these comments, please direct them to the undersigned at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief